Filed Pursuant to Rule 253(g)(2)

File No. 024-10533

Gourmet Renee LLC DBA Bircus Brewing Company

Supplement #1 dated July 13, 2017

to the offering Circular dated June 21, 2016

This document supplements the offering circular for Gourmet Renee LLC DBA Bircus Brewing Company (the “Company”) dated June 21, 2016 and filed with the Securities Exchange Commission on June 21, 2016. Capitalized terms shall have the same meaning as set forth in the offering circular, unless otherwise defined herein.

The purpose of this supplement is to:

•	extend the offering

•	provide updates on the progress of the project

•	provide updated financials.

The following information replaces the first paragraph underneath the date and title information on page 1, in its entirety:

The proposed sale will begin as soon as practicable after this Offering commences. The Offering will close upon the earlier of (1) the sale of the maximum number of Common Units or (2) April 30, 2018 (“Closing”).

The following information is inserted after paragraph 5 of the “Summary of the Offering” on page 3:

The Company put on an event in March of 2017 at the Ludlow Theater and has generated $2,507.87 of revenue in 2017. The Company recently obtained a temporary 180-day Certificate of Occupancy from PDS that will allow the Company to brew beer and finish installing the brewpub at the Ludlow Theater. The Company will distribute beer to other bars and restaurants as it continues to build the brewpub.

The following table replaces the table under “Dilution” on page 10, in its entirety:

	Current Number of Units Outstanding and Owned	Cost of Acquiring Units	Current Aggregate Percentage Ownership Interest	Number of Units Outstanding that Can Be Purchased	Cost of Acquiring Outstanding Units	Post-Offering Aggregate Percentage Ownership Interest
Manager	1,000 Common Units	$0.00	77.82%	1,000 Common Units	$0.00	66.67%
Investors	285 Common Units	$285,000	22.18%	215 Common Units	$215,000	33.33%

The following information replaces paragraph 1 under “Plan of Distribution” on page 10, in its entirety:

The Company had 1,000 Common Units issued and outstanding prior to this Offering. Since this Offering has commenced, an additional 285 Common Units have been issued and outstanding. If all of the Common Units are sold, the Company will have an additional 215 Common Units issued and outstanding.

The following information replaces all of the paragraphs and the table under “Use of Proceeds” on pages 11 and 12, in their entirety:

The principal purpose of this Offering is to restart the business operations of the Company under the name Bircus Brewing Company. The Company seeks to raise maximum gross proceeds of $500,000 from the sale of Common Units in this Offering. As of July 1, 2017, the Company had raised $285,000 through the sale of 285 Common Units. The Company is, therefore, looking to raise an additional $215,000 pursuant to this Offering. As of the date of this Offering Circular Supplement, the Company intends to use the additional $215,000 in proceeds substantially in the order as described in the chart below:

Cost	Use Of Proceeds	MIN %	MAX %
$15,000	Legal costs for preparing the amended operating agreement, the lease of the Ludlow Theater, advising on the Offering, and various other documents necessary for the Offering.	10.0%	3.0%
$30,000	Plumbing	20.0%	6.0%
$30,000	Electric	20.0%	6.0%
$15,000	Walk – in cooler	10.0%	3.0%
$15,000	Furniture and fixtures	10.0%	3.0%
$15,000	Railings	10.0%	3.0%
$15,000	Truck with truck wrap	10.0%	3.0%
$40,000	Marquee	26.7%	8.0%
$40,000	Working capital	26.7%	8.0%
$215,000 to get brewery up and running with $40,000 in working capital - 43.0% of MAX

Having sold 285 Common Units, the Company has used the $285,000 to discharge the prior indebtedness, make significant renovations to the Ludlow Theater, pay some legal costs associated with this offering, pay a brewer and a plant manager to get the brewery up and running, and pay for raw materials for brewing. The remaining $215,000 is necessary to continue making renovations to the Ludlow Theater in order to obtain its permanent certificate of occupancy. If the Company does not raise this amount it may have to alter its plans.

The Company reserves the right to change the use of proceeds without notice.

The following information replaces paragraphs 1 and 2 under “Description of the Business” on page 12, in their entirety:

When the Ludlow Theater reopens it will be the home of Bircus Brewing Company, a brewery, brewpub and entertainment center that will brew original beers from Belgian-inspired recipes sold onsite for consumption and distributed to other bars and restaurants in the Northern Kentucky - Greater Cincinnati area. As of July 1, 2017, all brewing equipment, including but not limited to a 5 barrel brewhouse, three 10 barrel fermenters, three 10 barrel serving tanks, and a heat exchanger, are installed and operational in the Ludlow Theater.

The Company has operated until recently without any full-time employees, relying solely on the Manager’s uncompensated labor and three independent contractors who also help the Manager run his company, Circus Mojo. Those independent contractors have assisted the Company in putting on events and working the concession stands at those events. Bircus Brewing Company has employed a full-time brewer, Sean Gregor in early 2017 and plant manager Ryan Fardo in late 2016. Additionally, at least two to four other full-time or part-time employees will be hired to help manage on-site beer sales, distribution, bartending, service, and other administrative functions.

The following information shall be inserted after paragraph 6 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 15:

The Company’s income was ($13,723.06) in 2016. The Company’s cash balance as of December 31, 2016 was $94,695.00 and had additional assets valued at $119,585.17, consisting of brewing equipment with a market value of $83,500.00 and leasehold improvements with a market value of $36,085.17. In 2017, the Company generated revenue of $2,507.87 through July 1.

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The following information replaces the table under “Key Features of Securities Being Offered” on page 18:

	Current Aggregate Percentage Ownership Interest	Current Aggregate Percentage Voting Interest	Post-Offering Number of Units Outstanding	Post-Offering Aggregate Percentage Ownership Interest	Post-Offering Aggregate Percentage Voting Interest
Existing Common Units	77.82%	77.82%	1000	66.67%	66.67%
Common Units in this Offering (Current)	22.18%	22.18%	285	22.18%	22.18%
Common Units in this Offering (Maximum)	22.18%	22.18%	500	33.33%	33.33%

The following information replaces paragraph 2 under “Key Features of Securities Being Offered” on page 18, in its entirety:

This Offering period will end on the earlier of 1) all Units being sold or 2) April 30, 2018. The minimum Common Unit purchase is one (1) with no maximum up to the remaining available Common Units under this Offering.

The following 2016 unaudited financial statements shall be inserted under “Unaudited Financial Statements” on page 21, prior to the 2015 financial statements previously filed.

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Gourmet Renee LLC

Balance Sheet

As of December 31, 2016

Assets
Current Assets
Cash in Bank (See Note A)	$94,695.00

Total Current Assets	94,695.00

Property and Equipment (See Note A)
Leasehold	36,085.87
Machinery & Equipment	83,500.00

Net Property and Equipment	119,585.87

Non Current Assets
Intangible Assets (See Note E)	36,366.68
Accumulated Amortization (See Note E)	(902.04)
TTB Cash Bond (See Note G)	1,000.00

Total Non Current Assets	36,464.64

Total Assets	$250,745.51

Liabilities and Member's Capital

Current Liabilities

Total Current Liabilities	0.00

Long-Term Liabilities
Notes Payable, Paul Miller (See Note F)	50,783.53

Total Long-Term Liabilities	50,783.53

Total Liabilities	50,783.53

Member's Capital (See Note B)
Member's Capital	199,961.98

Total Member's Capital	199,961.98

Total Liabilities and Member's Capital	$250,745.51

See accompanying notes and accountants' report.

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Gourmet Renee LLC

Income Statement

1 Year Ended
December 31, 2016
Sales
Total Sales	0.00

Gross Profit	0.00

Operating Expenses
Amortization Expense (See Note E)	629.82
Bank Charges	1,296.00
Casual Labor	4,805.73
Insurance	2,749.30
Interest Expense (See Note D)	3,106.09
Office Expense	132.67
Taxes - Other	1,051.65
Total Operating Expenses	13,771.26
Operating Income (Loss)	(13,771.26)
Other Income (Expenses)
Interest Income	48.20
Total Other Income (Expenses)	48.20
Net Income (Loss)	(13,723.06)

See accompanying notes and accountants' report.

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Gourmet Renee LLC

Statement of Member's Capital

1 Year Ended
December 31, 2016
Beginning Member's Capital	$28,675.04
Plus Net Income (Loss)	(13,723.06)
Plus Contributed Capital	185,010.00

Ending Member's Capital	$199,961.98

See accompanying notes and accountants' report.

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Gourmet Renee LLC

Statement of Cash Flows

For the 1 Year Ended December 31,2016

Cash Flows from Operating Activities
Net Income (Loss)	$(13,723.06)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and Amortization	629.82
Losses (Gains) on Sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:
Increase (Decrease) in Operating Liabilities:
Notes Payable	(60,000.00)
Other	(1,600.00)
Total Adjustments	(60,970.18)
Net Cash Provided By (Used In)
Operating Activities	(74,693.24)

Cash Flows from Investing Activities
Capital Expenditures	(66,452.55)
Net Cash Provided By (Used In)
Investing Activities	(66,452.55)

Cash Flows from Financing Activities
Notes Payable Borrowings	50,783.53
Proceeds from Contributed Capital	185,010.00
Net Cash Provided By (Used In)
Financing Activities	235,793.53

Net Increase (Decrease) In
Cash and Cash Equivalents	94,647.74

Beginning Cash and Cash Equivalents	47.26

Ending Cash and Cash Equivalents	$94,695.00

See accompanying notes and accountants' report.

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Gourmet Renee, LLC

NOTES TO FINANCIAL STATEMETNS

December 31, 2016

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Accounting

Gourmet Renee, LLC is engaged in the beverage production industry. The company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

All highly liquid investments purchased with an initial maturity of three months or less are considered to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment will be provided on both the straight-line and declining balance methods. The assets are not yet in service so deprecation has not yet begun. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the asset are capitalized.

Revenue Recognition

The company records revenues from the sales of beverages when the product is produced and sold, and also when collectability is ensured.

Income Taxes

The company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements. Any uncertain tax position taken by the members are not an uncertain position of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

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Gourmet Renee, LLC

NOTES TO FINANCIAL STATEMETNS

December 31, 2016

NOTE B – Member's Capital

The company is authorized to issue one class of units to be designated as "Common Units." The Units are not represented by certificates. All Common Units are issued at a price equal to $1,000 per unit. During 2016, 213 unites were issued. Also during 2016, the original member was reimbursed $27,990 for monies used in prior years to fund startup.

NOTE C – Subsequent Events

Management has evaluated subsequent events through June 30, 2017, the date which the financial statements were available to be issued.

NOTE D – Note Payable

The Company had the following note payable:

Note payable to Center Bank, was payable in one installment on July 31, 2016 of $60,000 (including interest at 3.5%), uncollateralized. Accrued interest was due monthly. The company paid interest on the note payable of $3,106.09 during the year ended December 31, 2016.

NOTE E – Organization Costs

Costs incurred in connection with the organization of the limited liability company are being amortized over 15 years.

NOTE F – Transactions with Related Party

The note receivable, Paul Miller, is a note that is payable to Paul Miller at such time the company is in operation and has the funds to repay the loan. Paul Miller reinvested funds to cover the current year expenses. The note is not interest bearing and has no set pay back schedule.

NOTE G – Cash Bond

The company, as is required by law paid a bond in order to obtain a brewing license. The bond will be returned when production begins.

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